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                            August 25, 2023

       Giri Devanur
       Chief Executive Officer
       reAlpha Tech Corp.
       6515 Longshore Loop, Suite 100
       Dublin, OH 43017

                                                        Re: reAlpha Tech Corp.
                                                            Registration
Statement on Form S-11
                                                            Filed August 8,
2023
                                                            File No. 333-273782

       Dear Giri Devanur:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2023 letter.

       Registration Statement on Form S-11 filed August 8, 2023

       Note 2 - Summary of Significant Accounting Policies,, page F-7

   1. Your response to prior comment 9 indicates that if the Syndication LLC sells 100% of its membership interests to
investors Rhove would no longer hold any ownership interest in the Syndication LLC.
Please reconcile this assertion with disclosure on pages 67 and 68 of your filing that states
Rhove will act as the managing member of the Syndication LLC and you expect that Rhove,
as the Managing Member, or one of the subsidiaries of the Rhove
                                                        SBU, will maintain
management control of each of the Syndication LLCs. In your
                                                        response, address how
Rhove will maintain control of the Syndication LLC without
                                                        holding any ownership
interest.
 Giri Devanur
FirstName LastNameGiri Devanur
reAlpha Tech Corp.
Comapany
August 25, NamereAlpha
           2023        Tech Corp.
August
Page 2 25, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:      Blake Baron